ASI AVIATION, INC.

11921 Freedom Drive, Suite 550

Reston, VA 20190

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Kate McHale, Special Counsel, Office of Manufacturing and Construction Pamela Long, Assistant Director, Tracie Mariner, Staff Accountant, Alfred Pavot, Staff Accountant

Re:	ASI Aviation, Inc. / Request for Withdrawal on Form RW for Registration Statement on Form S-1 (File No. 333-212699) (the “Registration Statement”) filed July 27, 2016

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), ASI Aviation, Inc. (the “Company”)  hereby applies for the withdrawal of the Registration Statement and requests that the Securities and Exchange Commission (the “Commission”) consent thereto as of the date hereof or at the earliest practicable date hereafter. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.  The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions regarding this request, please contact the Company’s legal counsel, Louis A. Bevilacqua, Esq., of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Thank you for your assistance with this matter.

Sincerely,

ASI Aviation, Inc.

By:	/s/ B.B. Sahay
B.B. Sahay
Chief Executive Officer